July 8, 2022

Jennifer Monick, Assistant Chief Accountant

Peter McPhun, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Re:	iStar Inc. Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 25, 2022

Form 8-K filed May 3, 2022

File No. 001-15371

Dear Ms. Monick and Mr. McPhun:

On behalf of iStar Inc. (the “Company” or “we”), set forth below is the Company's response to the comments of the Staff of the Securities and Exchange Commission (the "Staff") on the Company's Form 10-K for the Fiscal Year Ended December 31, 2021 (the "Form 10-K") and the Company’s Form 8-K filed on May 3, 2022 (the “Form 8-K”), as set forth in the Staff's letter dated June 15, 2022 (the “June 15 Letter”). For the convenience of the Staff, the comment from the June 15 Letter is stated in italics prior to the Company’s response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements

Note 8 – Other Investments

Summarized investee financial information, page 81

1.	We note your disclosure that SAFE represented a significant subsidiary of the Company and your reference to their financial statements on the website of the Securities and Exchange Commission. Please tell us how you determined it was not necessary to file such financial statements with your Form 10-K. Please refer to Rule 3-09 of Regulation S-X.

The Company determined that SAFE was a significant subsidiary for the years ended December 31, 2021 and 2020 pursuant to Rule 3-09 of Regulation S-X. In preparing the Form 10-K, the Company analogized to the guidance in section 2340 of the Financial Reporting Manual with respect to providing the audited financial statements of a significant net lease tenant, which states that “if the lessee is a public company subject to the periodic reporting obligations of the Exchange Act, the registrant may instead include in the filing a statement referring investors to a publicly-available website with the lessee’s SEC filed financial information.” The Company provided the disclosure below in Note 8 to its consolidated financial statements in the earnest belief that the guidance applicable to significant publicly-reporting tenants would similarly apply to significant publicly-reporting subsidiaries:

“During the years ended December 31, 2021 and 2020, SAFE represented a significant subsidiary of the Company. For detailed financial information regarding SAFE, please refer to its financial statements, which are publicly available on the website of the Securities and Exchange Commission at http://www.sec.gov under the ticker symbol "SAFE."

1114 Avenue of the Americas

New York, NY 10036
T 212.930.9400
www.istar.com

The Company acknowledges that its cross reference to SAFE's publicly available financial statements in Note 8 of the Form 10-K does not expressly state that they are incorporated by reference or include the consent of SAFE's auditor to do so. However, the Company does not believe that their absence renders the filing materially deficient and untimely filed.  In the Form 10-K, the Company affirmatively noted SAFE's significance and directed investors to SAFE's audited financial statements which are readily and publicly available. Material balance sheet, income statement and equity information of SAFE is included in the summarized investee financial information that appears in Note 8 to the Company's financial statements, along with extensive disclosure regarding the relationship between the two companies. Note 8 forms part of the Company's financial statements which were audited by the same firm as SAFE's financial statements. In order to comply with Rule 3-09 of Regulation S-X and ensure that SAFE's audited financial statements are expressly incorporated by reference into the Company's existing Form S-3 and Form S-8 registration statements for purposes of the liability provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, the Company proposes to file the audited SAFE financial statements that were cross referenced in the Form 10-K in a Form 8-K, together with the consent of Deloitte & Touche LLP, which will in turn incorporate them by reference into the Company's existing Form S-3 and S-8 registration statements. The Company will include SAFE’s audited financial statements in future Form 10-K filings if SAFE is determined to be a significant subsidiary pursuant to Rule 3-09 of Regulation S-X.

Form 8-K filed May 3, 2022

Exhibit 99.2

Pro Forma Supplemental Financial Data, page 22

2.	We note your table titled Pro Forma Supplemental Financial Data on page 22. It appears this table is presenting pro forma effects of the net lease transaction, pro forma effects of the SAFE MTM adjustment, and pro forma effects of the incremental iPIP amount. Please address the following:
•	Please tell us which conditions in Rule 11-01(a) of Regulation S-X existed to result in the need for the pro forma adjustments, including the SAFE MTM adjustment and Incremental iPIP amount.
•	Please tell us how you determined it was unnecessary to include explanatory notes describing the pro forma adjustments, including the SAFE MTM adjustment and Incremental iPIP amount. Reference is made to Rule 11-02 of Regulation S-X.
•	Please clarify for us the nature of the pro forma adjustments that are not related to SAFE MTM adjustment or Incremental iPIP amount.

The "Pro Forma Supplemental Financial Data" table and other information labeled "pro forma" in the Company's first quarter 2022 earnings presentation that was furnished with the Form 8-K was intended to provide investors with supplemental information showing the full impact of the net lease transaction on the Company. The use of the term "pro forma" in the presentation was not intended to convey that the financial information was prepared in accordance with Article 11 of Regulation S-X.

As noted on the inside front cover of the presentation, the pro forma financial information gives effect to (i) the closing of the net lease transaction and distributions payable to partners; (ii) payments expected to be made to the Company's iPIP holders as a result of the transaction; and (iii) an updated estimate of other potential iPIP payments that fluctuate primarily based on changes in SAFE's stock price.  The net lease sale closed on March 22, 2022, at which time the Company received net cash proceeds of approximately $1.2 billion (after payment of mortgage debt). The Company then had 30 days in which to make distributions to joint venture partners and iPIP participants, which would cross into the second quarter 2022. The pro forma adjustments shown in the earnings presentation were primarily intended to show the impact of the transaction on the Company as if all such payments to partners and others had been made as of March 31, 2022. In particular, these adjustments included the following:

2

•	Cash: Represents the receipt of $226 million of cash from equity method investments and third parties for asset sales, the payment of $43 million for accrued expenses (including iPIP) and the settlement of operating accounts and liabilities, distributions of $319 million to noncontrolling interests and the reclassification of $46 million of restricted cash to unrestricted cash.
•	Real estate and other assets available and held for sale: Represents the anticipated settlement of all remaining “Real estate and other assets available and held for sale and classified as discontinued operations,” primarily from anticipated distributions from equity method investments.
•	Other balance sheet assets: Represents the reclassification of amounts previously recorded as restricted cash to cash and cash equivalents.
•	iPIP liability (accrued): Represents the settlement, in cash and shares of common stock, for accrued expenses associated with iPIP.
•	Liabilities associated with real estate held for sale: Represents the anticipated settlement of all remaining “Liabilities associated with real estate held for sale and classified as discontinued operations.”
•	Total Equity: Represents the settlement of $319 million of noncontrolling interests relating to the sale of net lease assets offset by $10 million in shares of the Company’s common stock net of tax issued to settle accrued expenses relating to iPIP.

The Company filed a Form 8-K on March 28, 2022 reporting the closing of the net lease sale pursuant to Item 2.01 of the form.  The March 28, 2022 Form 8-K included the required pro forma financial information in accordance with Article 11 of Regulation S-X and accompanying explanatory notes for the pro forma adjustments. The Company will use a different naming convention than "pro forma" if it elects to provide supplemental information going forward that is not prepared in accordance with Article 11.

We trust we have been responsive to the Staff's comment. If you have any questions, please do not hesitate to contact me at (212) 930-9498.

Sincerely,

/s/ Brett Asnas

Chief Financial Officer